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                                                                    EXHIBIT 16.1


Moore Stephens Lovelace, P.A.
Certified Public Accountants & Management Consultants
1201 S. Orlando Ave., Suite 400
Winter Park, FL 32789-7192

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

October 19, 2001

Ladies and Gentlemen:

We were previously the principal accountants for MSU Devices, Inc. (formerly known as MSU Corporation) and on September 7, 2001, we reported on the consolidated financial statements of MSU Devices, Inc. as of and for the year ended June 30, 2001.

We have read the statements made by MSU Devices, Inc. included under Item 4 of its Form 8-K Current Report, dated October 19, 2001, and are in agreement with the statements concerning our Firm. We have no basis to agree or disagree with other statements of the Registrant contained therein.

Very truly yours,


/s/ MOORE STEPHENS LOVELACE, P.A.